UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H8, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Annual Information Form for Northern Dynasty Minerals Ltd. for the year ended December 31, 2014, dated March 30, 2015.

99.2	Arrangement Agreement between Northern Dynasty Minerals Ltd. and Mission Gold Ltd., dated October 30, 2015.

99.3	News release dated December 24, 2015 – Northern Dynasty Completes Acquisition of Mission Gold

99.4	Material Change Report dated January 29, 2016 – Northern Dynasty Completes Acquisition of Mission Gold

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

Date: February 12, 2016

/s/ Ronald Thiessen

Ronald Thiessen
President and CEO